1420 PEACHTREE STREET, N.E. • SUITE 800 • ATLANTA, GEORGIA 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

August 14, 2019

Via EDGAR

Mr. Joshua Shainess

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Modern Media Acquisition Corp. S.A.
Amendment No. 4 to Form F-4
Filed August 12, 2019
File No. 333-229613

Dear Mr. Shainess:

On behalf of our client, Modern Media Acquisition Corp. S.A. (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated August 14, 2019 (the “Comment Letter”) in regard to the above-referenced Amendment No. 4 to the draft registration statement on Form F-4 (the “Registration Statement”). In conjunction with this letter, the Company is publicly filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The changes reflected in Amendment No. 5 include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. All defined terms in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Amendment No. 4 to Registration Statement on Form F-4

Comparative Historical and Unaudited Pro Forma Per Share Data, page 34

1.

We note your response to comment 4 and the inclusion of footnote (d) on page 34. Since you expect material changes in capitalization to occur after the latest balance sheet date and those changes will result in a material reduction to earnings per share, please revise the historic per share data of Akazoo on page 34 to reflect the pro forma effects of this 100-for-1 stock split. We note that you provided similar disclosure in footnote (B) to your Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2018 on page 128.

ALKHOBAR • AMSTERDAM • ATLANTA • BEIJING • BOSTON • BRISBANE • BRUSSELS • CHICAGO • CLEVELAND • COLUMBUS • DALLAS DETROIT • DUBAI • DÜSSELDORF • FRANKFURT • HONG KONG • HOUSTON • IRVINE • LONDON • LOS ANGELES • MADRID • MELBOURNE MEXICO CITY • MIAMI • MILAN • MINNEAPOLIS • MOSCOW • MUNICH • NEW YORK PARIS • PERTH • PITTSBURGH RIYADH SAN DIEGO • SAN FRANCISCO • SÃO PAULO SHANGHAI • SILICON VALLEY SINGAPORE • SYDNEY • TAIPEI • TOKYO • WASHINGTON

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 14, 2019

Response: In response to the Staff’s comment, the Company has revised the presentation of historic per share data of Akazoo on in the Comparative Historical and Unaudited Pro Forma Per Share Data section to reflect the 100-for-1 stock split in each period. Please see page 40 of Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of MMAC

Results of Operations, page 156

2.	Please revise to also include a discussion of MMAC’s results of operations for the year ended March 31, 2019 compared to March 31, 2018. Refer to Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Company has included a discussion of MMAC’s results of operations for the fiscal years ended March 31, 2019 and 2018. Please see page 176 of Amendment No. 5.

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If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573 or mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson

cc:	Lewis W. Dickey, Jr.
Bradley C. Brasser, Esq.
Robert B. Barnes, Esq.
Mitchell Day, Esq.

(Jones Day)

Mitchell S. Nussbaum, Esq.
David J. Levine, Esq.

(Loeb & Loeb LLP)